Exhibit 2.2

EXECUTION VERSION

AMENDMENT NO. 1 TO THE VISA EUROPE PUT–CALL OPTION AGREEMENT

This AMENDMENT NO. 1 TO THE VISA EUROPE PUT–CALL OPTION AGREEMENT (this “Amendment”) is entered into as of 2 November 2015, by and between: (i) VISA Inc., a Delaware corporation having a registered address of business at P.O. Box 8999, San Francisco, California 94128 (“Visa Inc.”); and (ii) Visa Europe Limited, a company registered in England and Wales with its registered address at One Sheldon Square, London W2 6TT (“Visa Europe”), both on behalf of itself and on behalf of the holders of the issued shares in the capital of Visa Europe from time to time (each a “Visa Europe Shareholder”), pursuant to the authority granted by the Visa Europe Shareholders to Visa Europe under Visa Europe’s articles of association, and, where applicable, the membership deeds executed by and between Visa Europe Shareholders and Visa Europe, to transfer all of the shares of the Visa Europe Shareholders with respect to the matters contemplated by the Option Agreement (as defined below).

Visa Europe (acting on behalf of itself and on behalf of the Visa Europe Shareholders) and Visa Inc. may each be referred to herein individually as a “party”, and collectively as the “parties”.

W I T N E S S E T H:

WHEREAS, pursuant to a Global Restructuring Agreement, dated as of 15 June 2007 and amended and restated as of 24 August 2007, entered into by and among Visa Inc., Visa Europe and the other signatories thereto, the parties entered into the Visa Europe Put-Call Option Agreement, dated 1 October 2007 (the “Option Agreement”), under which, among other things, Visa Inc. granted a put right (the “Put Option”) to Visa Europe, on behalf of the Visa Europe Shareholders, in respect of 100% of the issued and outstanding share capital of Visa Europe; and

WHEREAS, in furtherance of the transactions contemplated by the Transaction Agreement, dated as of the date hereof, entered into by and between the parties and as amended or adhered to from time to time (the “Transaction Agreement”), and in accordance with Section 5(l) of the Option Agreement, the parties now desire to amend the terms of the Option Agreement as provided in Section 1 below; and

WHEREAS, the parties hereby acknowledge and agree that, in entering into this Amendment, the parties desire to effectuate certain revisions to the terms on which the Put Option may be exercised by Visa Europe on behalf of the Visa Europe Shareholders, including amendments to the structure of the consideration payable by Visa Inc. under the Option Agreement following an exercise of the Put Option, to reduce uncertainties regarding, among other things, the timing of any exercise of the Put Option and the amount and calculation method of the Option Exercise Price.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree, intending to be legally bound, as follows:

Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Option Agreement.

1	Amendments

1.1	The definition of “Option Exercise Price” listed in Section 1 of the Option Agreement is hereby amended in its entirety to read as follows:

“Option Exercise Price” shall mean a purchase price for the purchase by Visa Inc. of each issued and to be issued share in the capital of Visa Europe, following an exercise of either the Call Option or the Put Option, of (i) Eleven Billion Five Hundred Million Euros (€11,500,000,000) minus the Leakage Amount (as defined in the Transaction Agreement), if any, (ii) shares of the capital stock of Visa Inc. consisting of (x) for the UK&I Members (as defined in the Transaction Agreement), 2,480,500 shares of Visa Inc. Series B Convertible Participating Preferred Stock, par value $0.0001 per share, and (y) for the Europe Members (as defined in the Transaction Agreement), 3,157,000 shares of Visa Inc. Series C Convertible Participating Preferred Stock, par value $0.0001 per share (with (x) and (y) together being the “VI Preferred Stock”), and (iii) the Contingent Consideration Amount (as defined in the Transaction Agreement), in the amount finally determined or agreed by Visa Inc. and the VE Member Representative and when payable pursuant to Section 2.6 (Contingent Consideration) of the Transaction Agreement, of up to Four Billion Six Hundred Seventy Nine Million Four Hundred Thirty Four Thousand Two Hundred Forty Euros (€4,679,434,240).

1.2	Section 1 of the Option Agreement is amended as follows:

A new definition is hereby inserted:

“Euros” or “€” shall mean the single lawful currency of the European Union constituted by the Treaty on European Union.

The definition of “Option Exercise Conditions” is hereby amended in its entirety to read as follows:

“Option Exercise Conditions” shall mean the conditions to Closing (as defined in the Transaction Agreement) set forth in Article 7 of the Transaction Agreement.

The definition of “Outside Closing Date” is hereby amended in its entirety to read as follows:

“Outside Closing Date” shall mean 10:00 am, London time, on the date upon which Visa Europe delivers (prior to such time, on such date) a Put Exercise Notice.

The following new definitions are hereby inserted:

“Transaction Agreement” means the Transaction Agreement, dated as of the date hereof, entered into by and between Visa Inc. and Visa Europe and as amended or adhered to from time to time.

“VE Member Representative” has the meaning set forth in the Transaction Agreement.

1.3

Subsections (c), (d), (e), (f), (g), (h), (j), (k), (l), (m) and (n) of Section 2 of the Option Agreement are hereby deleted in their entirety and the word “Removed” substituted in each of their places. Subsection (i) of Section 2 is hereby amended in its entirety to read as follows:

(i) Settlement of the Call Option or the Put Option shall be made at the Outside Closing Date (the “Option Closing”) in accordance with (and subject to the terms of) the Transaction Agreement.

1.4	Subsection (o) to Section 2 of the Option Agreement is hereby amended by adding the following after the first word “Upon” and prior to the words “exercise of the Call Option” following such word:

or prior to

1.5	A new subsection (p) to Section 2 of the Option Agreement is hereby added as follows:

(p) Visa Europe (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association, and, where applicable, the membership deeds executed by and between Visa Europe Shareholders and Visa Europe) (x) acknowledges that the VE Member Representative shall receive and hold certain rights on trust for certain Visa Europe Shareholders and shall hold the same on trust for such Visa Europe Shareholders in accordance with their absolute entitlements, as described in the Transaction Agreement and pursuant to the VEMR Trust Deed (as defined in the Transaction Agreement), and (y) confirms that, with effect from the Option Closing, Visa Inc. shall be entitled to conclusively rely upon any statement of the VE Member Representative with respect to any act, decision, consent, approval or instruction given by the VE Member Representative in connection, directly or indirectly, with the determination of any element of the Option Exercise Price (including, without limitation, acts, decisions, consents, approvals or instructions which concern (or relate to the determination of) the quantum or value from time to time of (x) the VI Preferred Stock and/or (y) the Contingent Consideration Amount (as defined in the Transaction Agreement)).

Visa Inc. shall not be liable for the fees, costs or expenses of the VE Member Representative.

1.6

Clause (d) of subsection (a)(iii) to Section 4 of the Option Agreement is hereby amended by adding the following after the ultimate words “or by which such party or any of its properties or assets are bound” and prior to the “.” following such words:

except, in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Option Closing and its ability to perform its obligations hereunder.

1.7	Subsection (c) of Section 4 of the Option Agreement is hereby amended in its entirety to read as follows:

EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT THE REPRESENTATIONS AND WARRANTIES MADE BY THE OTHER PARTY HEREIN AND IN THE OTHER TRANSACTION DOCUMENTS (AS DEFINED IN THE TRANSACTION AGREEMENT) ARE THE SOLE REPRESENTATIONS AND

WARRANTIES MADE BY SUCH PARTY WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT; AND SUCH PARTY HAS NOT RELIED AND IS NOT RELYING ON ANY OTHER REPRESENTATIONS AND WARRANTIES OF ANY OTHER PARTY OR PERSON IN ENTERING INTO THIS AGREEMENT. EACH PARTY HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED HEREBY.

1.8	The last sentence of subsection (c) of Section 5 of the Option Agreement is hereby amended in its entirety to read as follows:

Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties hereto or their respective successors, any rights or remedies hereunder; provided, however, that notwithstanding the foregoing, with effect from (and including) the Option Closing, (x) the VE Member Representative is expressly designated and intended as a third party beneficiary of the provisions of this Agreement and (y) the Visa Europe Shareholders are expressly designated and intended as third party beneficiaries solely with respect to their rights to receive the Contingent Consideration Amount (in the amount finally determined or agreed by Visa Inc. and the VE Member Representative and when payable pursuant to Section 2.6 (Contingent Consideration) of the Transaction Agreement), provided, further, that Visa Inc.’s obligation to pay the Contingent Consideration Amount (if any) shall be satisfied in full by the delivery thereof to the Visa Europe Stockholder Representative in accordance with Section 2(o) of this Agreement.

1.9	Subsection (l) of Section 5 of the Option Agreement is hereby amended in its entirety to read as follows:

(l) Amendments and Waivers. Any provision of this Agreement may be amended or waived, but only if (x) prior to the Option Closing, such amendment or waiver is in writing and is signed, in the case of an amendment, by each named party hereto, or in the case of a waiver, by the party against whom waiver is to be effective (but in either case without any need for consent from any intended third party beneficiary) and (y) after the Option Closing, in addition to those consents required by the preceding subclause (x), in the case of an amendment or waiver intended to be effective against the VE Member Representative or any Visa Europe Shareholder, in writing and signed by the VE Member Representative. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

1.10	A new subsection (m) to Section 5 of the Option Agreement is hereby added as follows:

(m) In the event of any conflict or ambiguity of interpretation between the terms and provisions of this Agreement and the terms and provisions of the Transaction Agreement, the parties agree that the terms and provisions of the Transaction Agreement shall govern and the terms and provisions of this Agreement shall be interpreted to give effect to the intent of the Transaction Agreement; provided, however, that notwithstanding the foregoing, no term or provision of the Transaction Agreement shall limit the rights granted to the VE Member Representative or the Visa Europe Shareholders pursuant to Section 5(c) hereof.

1.11	Each reference in the Option Agreement to “Section 7.2 of the Global Restructuring Agreement” is hereby deleted and replaced with “Section 9.2 (Notices) of the Transaction Agreement”.

2	Termination

If the Transaction Agreement is properly terminated prior to the Closing in accordance with Section 8.1 (Grounds for Termination) of the Transaction Agreement, (a) this Amendment shall automatically terminate and be rescinded in its entirety and (b) the Option Agreement shall be re-instated in full, without giving effect to this Amendment, as if the Transaction Agreement and the other Transaction Documents (as defined in the Transaction Agreement) had never been executed. If the Put Option Exercise Notice has been executed or delivered prior to such termination, it shall be deemed not to have been executed or delivered. Following any such termination, each of Visa Europe and Visa Inc. shall be entitled to exercise its respective rights under the Option Agreement (without giving effect to this Amendment) in accordance with the terms thereof, and each party fully reserves its rights with respect to any such exercise.

3	No Other Amendments; Effectiveness

Except as expressly set forth in this Amendment, the Option Agreement remains unmodified and is ratified and confirmed in all respects, and no waiver of the Option Agreement has occurred or been granted hereby. This Amendment shall be effective as of the date hereof.

4	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts entered into and to be entirely performed within such State.

5	Counterparts

This Amendment may be executed in two (2) or more counterparts, all of which when taken together shall constitute one (1) instrument and shall become effective when the counterparts have been signed by each of the parties and delivered to the other party, including delivery by facsimile, it being understood that both parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the day and year first above written.

VISA INC.

By:	/s/ Charles W. Scharf
	Name:	Charles W. Scharf
	Title:	Chief Executive Officer

VISA EUROPE LIMITED

By:	/s/ Nicolas Huss
	Name:	Nicolas Huss
	Title:	CEO

[Signature Page to Put-Call Option Amendment]